NEWS RELEASE
TSX: ELD NYSE: EGO	November 22, 2016

Eldorado Announces Closing of Yintai Transactions

VANCOUVER, BC, November 22, 2016 – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is pleased to announce that the Company has completed the sale of its respective interest in the White Mountain and Tanjianshan Mines and Eastern Dragon Development Project to an affiliate of Yintai Resources Co. Ltd. (SHSZ: 000975) (“Yintai”) as previously announced on May 16, 2016.

“This closing marks the conclusion to Eldorado’s 11-year history in China. We would like to acknowledge the dedication and hard work of all of our Chinese employees and staff throughout this period,” said Paul Wright, President and Chief Executive Officer of Eldorado Gold. “We are very pleased to have completed the monetization of our Chinese assets and look forward to advancing our internal project pipeline with the enhanced financial flexibility resulting from the sale process.”

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, Greece, Serbia, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made in this news release may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", “targets”, “targeted”, “expect”, "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information in this news release include, but are not limited to the Company’s Announcement of the Closing of the Yintai Transactions.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the completion of post-closing conditions of the Yintai Transactions, including liability and timing of meeting the closing conditions, the political and economic environment that we operate in, the future price of commodities, anticipated costs and expenses and the impact of the disposition on the Company’s business.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  impact and timing of completion of post-closing conditions of the Yintai transactions, change in the use of proceeds, political, economic, environmental and permitting risks, regulatory restrictions, gold price volatility, discrepancies between actual and estimated production, estimated mineral reserves and resources and metallurgical recoveries; mining operational and development risks , litigation risks, regulatory restrictions, including environmental and permitting regulatory restrictions and liabilities, internal and external approval risks, risks of sovereign investment, and impact of the completion of the sale of our interests in the Jinfeng, Tanjianshan and White Mountain Mines and the Eastern Dragon Development Project on the Company, currency fluctuations; speculative nature of gold exploration, global economic climate; dilution, share price volatility; competition, loss of key employees, additional funding requirements, and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

All forward looking statements and information contained in this News Release are qualified by this cautionary statement.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 601 6701 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com